                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                         For the month of December 2000

                              LJ International Inc.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                             Unit #12, 12/F, Block A
                             Focal Industrial Centre
                     21 Man Lok Street, Hung Hom, Hong Kong
                    ----------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                        Form 20-F  X       Form 40-F
                                 -----              -----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                            Yes                 No  X
                               -----              -----

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 LJ International Inc.
                                          --------------------------------------
                                                     (Registrant)

Date:  December 11, 2000                  By: /s/ NG HON TAK RINGO
      --------------------                   -----------------------------------
                                             NG HON TAK RINGO,
                                             Chief Financial Officer

FINANCIAL INFORMATION
---------------------

                              LJ INTERNATIONAL INC.
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
        (US GAAP - Amounts in thousands, except share and per share data)

                                                              Three months ended October 31           Six months ended October 31
                                                                      2000               1999               2000               1999
                                                                       US$                US$                US$                US$
                                                               (unaudited)        (unaudited)        (unaudited)        (unaudited)
OPERATING REVENUE                                                   12,851              9,820             23,599             17,358
  Costs of goods sold                                                8,225              6,121             14,844             10,365
                                                           ---------------    ---------------    ---------------    ---------------
Gross profit                                                         4,626              3,699              8,755              6,993

Selling, general and administrative
  expenses                                                           2,891              2,305              5,705              4,402
                                                           ---------------    ---------------    ---------------    ---------------
OPERATING INCOME                                                     1,735              1,394              3,050              2,591

Other expenses                                                          97                 75                157                219
                                                           ---------------    ---------------    ---------------    ---------------
INCOME BEFORE INCOME TAXES                                           1,638              1,319              2,893              2,372
Income taxes                                                           170                129                209                232
                                                           ---------------    ---------------    ---------------    ---------------
NET INCOME                                                           1,468              1,190              2,684              2,140
                                                           ===============    ===============    ===============    ===============
Numerator:
  Net income used in computing basic
    earnings per share                                               1,468              1,190              2,684              2,140
  Interest on 3% convertible debentures                                  -                  -                 16                  -
                                                           ---------------    ---------------    ---------------    ---------------
  Adjusted net income used in computing
    diluted earnings per share                                       1,468              1,190              2,700              2,140
                                                           ===============    ===============    ===============    ===============
Denominator:
  Weighted average number of shares
    used in calculating basic earnings
    per share                                                    8,671,615          6,365,646          8,464,813          6,365,646
  Effect of dilutive potential ordinary
    shares -- 3% convertible debentures                                  -                  -            105,605                  -
                                                           ---------------    ---------------    ---------------    ---------------
  Weighted average number of shares
    used in calculating diluted earnings
    per share                                                    8,671,615          6,365,646          8,570,418          6,365,646
                                                           ===============    ===============    ===============    ===============
Earnings per share:
  Basic                                                    $          0.17    $          0.19    $          0.32    $          0.34
                                                           ===============    ===============    ===============    ===============

  Diluted                                                  $          0.17    $          0.19    $          0.32    $          0.34
                                                           ===============    ===============    ===============    ===============

         The accompanying notes are an integral part of these condensed consolidated financial statements.

                              LJ INTERNATIONAL INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
        (US GAAP - Amounts in thousands, except share and per share data)

                                                                    As of October 31         As of April 30
                                                                             2000                  2000
                                                                              US$                   US$
                                                                      (unaudited)
ASSETS
CURRENT ASSETS:
  Cash                                                                      6,726                 5,031
  Trade receivables, net of allowance for doubtful
    accounts (1999: $248, 2000: $323)                                       6,932                 5,522
  Inventories                                                              20,546                19,203
  Prepayments and other current assets                                      5,048                 2,868
                                                                     ------------          ------------
  TOTAL CURRENT ASSETS                                                     39,252                32,624
Property, plant and equipment, net                                          4,812                 4,648
Investment properties, net                                                  1,699                 1,726
Organization costs, net of accumulated amortization                             9                    56
Goodwill, net of accumulated amortization                                     255                   270
                                                                     ------------          ------------
TOTAL ASSETS                                                               46,027                39,324
                                                                     ============          ============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank overdraft                                                            3,025                 1,731
  Notes payable, current portion                                              527                   527
  Letters of credit, gold and other loans                                   5,518                 3,773
  Trade payables                                                            3,211                 3,493
  Accrued expenses and other payables                                       2,290                 1,333
  Trade deposits received                                                   1,372                 1,025
  Capitalized lease obligations, current                                       70                    77
  Income taxes payable                                                        317                    58
                                                                     ------------          ------------
  TOTAL CURRENT LIABILITIES                                                16,330                12,017
Notes payable, non-current portion                                            502                   785
Capitalized leased obligations, non-current                                    --                    28
3% convertible debentures                                                      --                 3,000
                                                                     ------------          ------------
TOTAL LIABILITIES                                                          16,832                15,830
                                                                     ------------          ------------
SHAREHOLDERS' EQUITY
  Common stocks, par value US$0.01 each,
    Authorized - 100 million shares, Issued and outstanding
    - 7,438,058 shares as of April 30, 2000
    8,671,615 shares as of October 31, 2000                                    87                    74
  Additional paid-in capital                                               14,448                11,444
  Warrant reserve                                                             339                   339
  Retained earnings                                                        14,321                11,637
                                                                     ------------          ------------
  TOTAL SHAREHOLDERS' EQUITY                                               29,195                23,494
                                                                     ------------          ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 46,027                39,324
                                                                     ============          ============

         The accompanying notes are an integral part of these condensed consolidated financial statements.

                              LJ INTERNATIONAL INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
             (Amounts in thousands, except share and per share data)

                                                                                 Six months ended October 31
                                                                                     2000               1999
                                                                                      US$                US$
                                                                              (unaudited)        (unaudited)
OPERATING ACTIVITIES:
  Net income                                                                        2,684              2,140
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                                                   437                375
      Minority interest in net income of subsidiary                                     -                 (9)
      Other non-cash items                                                             17                  -
      Changes in operating account:
           Increase in operating assets                                            (4,933)            (2,816)
           Increase in operating liabilities                                        2,455                  2
                                                                            -------------      -------------
    NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                               660               (308)
                                                                            -------------      -------------

INVESTING ACTIVITIES:
  Purchase of property and equipment                                                 (512)              (173)
                                                                            -------------      -------------

FINANCING ACTIVITIES:
  New gold loan                                                                       564                  -
  Payment of long-term debt and other obligations                                    (311)              (357)
                                                                            -------------      -------------
                                                                                      253               (357)
                                                                            -------------      -------------

INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS                                    401               (838)

CASH AND CASH EQUIVALENTS, AS OF BEGINNING OF PERIOD                                3,300              1,082
                                                                            -------------      -------------
CASH AND CASH EQUIVALENTS, AS OF END OF PERIOD                                      3,701                244
                                                                            =============      =============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  CASH PAID FOR:
  Interest                                                                            568                502
                                                                            =============      =============
  Income taxes                                                                          -                  -
                                                                            =============      =============

                              LJ INTERNATIONAL INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

NOTE 1: BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements of the Company for the three and six month periods ended October 31, 2000 and October 31, 1999 have been prepared by the Company without audit by the Company's independent auditors. In the opinion of the Company's management, all adjustments necessary to present fairly the financial position, results of operations, and cash flows of the Company as of October 31, 2000 and for the period then ended have been made. The condensed consolidated balance sheet of the Company as of April 30, 2000 has been derived from the audited consolidated balance sheet of the Company at that date.

Certain information and note disclosures normally included in the Company's annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with a reading of the financial statements and notes thereto included in the Company's Form 20-F annual report for the year ended April 30, 2000.

The results of operations for the three and six month periods ended October 31, 2000 are not necessarily indicative of the results to be expected for the full year.

NOTE 2: PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of LJ International, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

NOTE 3: ADOPTION OF NEW ACCOUNTING STANDARDS

In December 1999, the staff of the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements." SAB No. 101 summarizes the SEC staff's view in applying generally accepted accounting principles to the recognition of revenues. The Company has evaluated the impact of the reporting requirements of SAB No. 101 and has determined that there will be no material impact on its consolidated results of operations, financial position or cash flows.

NOTE 4: EARNINGS PER SHARE

The Company utilizes SFAS No. 128, "Earnings per Share" to calculate its earnings per share ("EPS"). For the three and six month periods ended October 31, 2000, outstanding warrants and options to purchase shares of Company Common Shares at option exercise prices ranging from $3.00 to $8.45625 per share were excluded from the computation of diluted EPS, as the warrants and options' exercise price were greater than the average market prices of the Common Shares for their respective periods. However, 105,605 weighted average shares of the 3% convertible debentures have been included in the diluted EPS calculation.

All outstanding convertible debentures have been converted to Company Common Shares during the quarter ended July 31, 2000, and hence there is no dilutive effect for the three-month period ended October 31, 2000 alone.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------

Second Quarter ended October 31, 2000

Results of Operations
---------------------

Revenue for the second quarter ended October 31, 2000 increased 31% to $12,851,000 from $9,820,000 in the same period last year. The increase in sales is primarily a result of increased sales in diamond jewelry to existing customers by cross-selling, as well as new product launches, including the Company's recently launched Lorenzo-branded line.

Gross profit margin dropped to 35.9% for the second quarter ended October 31, 2000 from 37.7% for the same period last year, as a result of the change in product mix with higher value but lower margin product lines, like diamonds, and the cost of launching other new product lines.

Selling, General and Administrative (SG&A) expenses increased to $2,891,000 for the quarter ended October 31, 2000 from $2,305,000 in the same period last year. In term of percentage to sales, SG&A had decreased to 22.5% from 23.5% in the same period last year. It is mainly attributable to the higher growth in sales and the result of the cost control measures.

While incurring the cost of launching new product lines, the Company still achieved net income of $1,468,000 or $0.17 per diluted share on 8.6 million shares outstanding, an increase of 23.4% over net income of $1,190,000, or $0.19 per diluted share on 6.3 million shares outstanding in the year-ago quarter. The increased number of outstanding shares is attributable to the conversion of the Company's convertible debentures.

Six-month period ended October 31, 2000

Results of Operations
---------------------

Revenue for the six-month period ended October 31, 2000 increased 36% to $23,599,000 from $17,358,000 in the same period last year. The increase in sales is primarily a result of increased sales in diamond jewelry to existing customers by cross-selling, as well as new product launches, including the Company's recently launched Lorenzo-branded line.

Gross profit margin dropped to 37.1% for the six-month period ended October 31, 2000 from 40.3% for the same period last year, as a result of change in product mix with higher value but lower margin product lines, like diamonds, and the cost of launching other new product lines. The gross profit margin is expected to be stable at 34% at the end of fiscal year 2001.

Selling, General and Administrative (SG&A) expenses increased to $5,705,000 for the quarter ended October 31, 2000 from $4,402,000 in the same period last year. In term of percentage to sales, SG&A had decreased to 24.2% from 25.4% in the same period last year. It is mainly attributable to the higher growth in sales and the result of the cost control measures.

While incurring the cost of launching new product lines, the Company still achieved net income of $2,684,000 or $0.32 per diluted share on 8.6 million shares outstanding, an increase of 25.4% over net income of $2,140,000, or $0.34 per diluted share on 6.3 million shares outstanding in the same period last year. The increased number of outstanding shares is attributable to the conversion of the Company's convertible debentures.

Capital Resources and Liquidity
-------------------------------

At October 31, 2000 and April 30, 2000, the Company had cash and cash equivalents totaling of $3,701,000 and $3,300,000 respectively. At October 31, 2000 and April 30, 2000, the Company had working capital of $22,922,000 and $20,607,000 respectively.

The net cash provided by operating activities amounted to $660,000 for the six-month period ended October 31, 2000 compared to $308,000 used for operating activities for the same period last year. Such improvement in the operating cash inflow is mainly attributable to the continuous increase in sales volume and due to the fact that there were set-up costs incurred in the diamond jewelry line in the prior fiscal year. During the period, the Company obtained a new gold loan equivalent to 2,100 ounces at the prevailing market price amounted to $564,000 for an initial period of six months.

The Company anticipates that its cash and working capital will be sufficient to service its existing debt, outstanding commitments, and to maintain Company operations at current levels for the foreseeable future.

Impact on Recently Issued Accounting Standards
----------------------------------------------

In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 137, "Accounting for derivative instruments and hedging activities" which delayed the effective date of SFAS No. 133 "Accounting for derivative instruments and hedging activities" for one year. SFAS No. 133 provides guidance for the recognition and measurement of derivatives and hedging activities. It requires an entity to record, at fair value, all derivatives as either assets or liabilities in the balance sheet, and it establishes specific accounting rules for certain types of hedges. SFAS No. 133 is now effective for fiscal years beginning after June 15, 2000 and will be adopted by the Company when required, if not earlier.

The Company currently does not hold or issue derivative financial instruments in the normal course of business. Accordingly, adoption of SFAS No. 133 is not expected to affect the Company's financial statements.

In December 1999, the staff of the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements." SAB No. 101 summarizes the SEC staff's view in applying generally accepted accounting principles to the recognition of revenues. The Company has evaluated the impact of the reporting requirements of SAB No. 101 and has determined that there will be no material impact on its consolidated results of operations, financial position or cash flows.

Forward-Looking Information
---------------------------

Certain statements in this section and elsewhere in this report contain forward-looking statements, including but not limited to future sales, geographic expansion, customer diversification, the launch of Lorenzo-branded jewelry, and the implementation of the Company's expansion strategy. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products, and other risk factors detailed in the Company's most recent annual report, and other filings with the Securities and Exchange Commission.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
-----------------------------------------------------------

The Company has outstanding loans to purchase 6,950 ounces of gold as of October 31, 2000 with the related balance of $1,891,000. Security is pledged with the lenders for a gold market price of up to $294 per ounce. These loans are due within the next year, however, have been historically renewed. These loans can be repaid in cash at the current exchange rate of gold any time prior to maturity. As the Company does not hedge for changes in the future price of gold, the Company is exposed to certain market risks, which may result from potential future increases in the price of gold above the secured level of $294 per ounce. The gold market price as at October 31, 2000 is $265 per ounce.